EXHIBIT 99.1

Seabridge Gold Begins Drilling Quartz Rise Target on Iskut Project

IP Anomalies and Mapping Point to Possible Source of High-Grade Gold Assays

TORONTO, Aug. 21, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today it has commenced drilling the Quartz Rise high-grade gold target on its 100%-owned Iskut Project in northwestern British Columbia.

Last year’s drill program, the first ever at Quartz Rise, confirmed the presence of a gold-bearing intermediate sulfidation epithermal system beneath the Quartz Rise lithocap. This was our target concept. The drilling intercepted several narrow, discontinuous intervals of high-grade gold. A subsequent 3D induced polarization (IP) geophysical survey together with detailed geological mapping and sampling of available rock faces indicate that the 2017 drilling may not have been in the correct orientation. New results from cliff face sampling show exceptional gold results (Attached Figure) that appear to correspond with a favorable IP chargeability anomaly under Quartz Rise.

Rudi Fronk, Seabridge Chairman and CEO, commented: “The Quartz Rise target began as a theoretical concept based on our understanding of porphyry gold-copper systems at our KSM project. In 15 months of work, we have learned a great deal and the concept has become a real, data-driven target. We believe we can now find the source of the high-grade gold associated with sulfide-bearing quartz veins at Quartz Rise. Our research continues to uncover compelling reasons why the lithocap may be hiding a significant, near surface epithermal precious metals system.”

Quartz Rise is underlain by Jurassic felsic volcanic stratigraphy consisting of coarse lithic tuff intercalated with densely-welded tuffaceous flows, incestuous porphyritic sills and tuffaceous sedimentary rocks, deposited unconformably on Triassic marine sedimentary rocks. This is the geological time break that has proved to be productive elsewhere in the region. At Quartz Rise, the coarse lithic tuff tends to show much more intense leaching and acid alteration than do the overlaying densely-welded tuff units which appear to have capped the fluid flows.  Exposures of the coarse lithic tuff host in the cliff face have yielded exceptional gold values in more intensely-altered intervals found in proximity to IP chargeability anomalies.

This year’s drilling is designed initially to follow gold-bearing veins in the coarse lithic tuff away from the cliff face into the chargeability anomaly.  Additional holes will test other chargeability targets. The 3,000 meter core program can be expanded contingent on success.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the 2017 drilling possibly not being in the correct orientation; (ii) the cliff face sampling results appearing to correspond with a favorable IP chargeability anomaly under Quartz Rise; (iii) the belief that the Company can now find the source of the high-grade gold associated with sulfide-bearing quartz veins at Quartz Rise ; and (iv) the lithocap possibly hiding a significant, near surface epithermal precious metals system.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include the risk that the interpretations of the geologic formations at and the data from the Quartz Rise area do not conform to the geologic models that are the foundations for such forward-looking statements and other risks outlined in statements made by the Company from time to time in the filings made by the Company with securities regulators. A detailed cautionary statement outlining the forward looking statements in the mineral reserves and mineral resources reported by the Company, as well as assumptions and risks relating to them appears on its website. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net

Fault
Dip of quartz veining (into image)
Dip of bedding (out of image)
45.9 g/T Au
1.8 g/T Au
126 g/T Au
13.5 g/T Au
31 g/T Au
26.2 g/T Au
20m